LDG, Inc.
4944 Windy Hill Drive
Raleigh, North Carolina 27587

April 19, 2004

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     LDG, Inc.
Form SB-2 Registration Statement
Registration No. 333-110240

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, LDG, Inc. (the "Company") hereby requests that its Form SB-2 Registration Statement filed with the SEC on November 11, 2003, and all amendments thereto, be withdrawn.

The Form SB-2 Registration Statement is being withdrawn because the Company does not believe it can successfully complete a public offering at this time.

The Company confirms that no securities have been offered, sold or issued by it.

Yours truly,

LDG, Inc.

BY: /s/ Sandra Conklin
Sandra Conklin, President, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer, and a member of the Board of Directors

SC:jl

cc: Conrad C. Lysiak